Exhibit 99.2

Bona Film Group Retains

The Piacente Group as Strategic Investor Relations Consulting Firm

BEIJING — April 2, 2012 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced that it has retained The Piacente Group (“TPG”), a full-service investor relations firm with offices in New York, California and Beijing.  TPG will assist Bona in implementing investor communications and outreach programs designed to increase the Company’s visibility among the financial community.

“China’s film industry is growing rapidly and our position as one of the largest film distributors in China provides a solid foundation for our continued growth,” said Bona Founder, Chairman and CEO Yu Dong.  “Our strategic expansion initiatives call for broadening our geographic footprint and increasing top-line growth through the opening of 30 to 40 new theaters in top locations in China.  In tandem with our operational goals, we recognize the importance of implementing proactive and transparent communications with the investment community in both the U.S. and China.  We believe that our newly formed partnership with TPG is an important step toward raising awareness of our Company and our expected growth.

Brandi Piacente, President of TPG, added, “Bona is at the forefront of China’s film industry and we are delighted to help them communicate their value proposition to their existing followers and new constituents.  China’s film industry has shown tremendous growth, reaching over $2 billion in box office receipts in 2011 to become the world’s third largest film market. Industry growth is projected to accelerate even further over the next several years, with receipts expected to exceed $5 billion by 2015 and moving China to number two in annual box office revenue. Bona is well positioned to benefit from these strong industry growth trends.  We look forward to assisting them with a strategic IR program as they work to build additional shareholder value.”

About Bona Film Group Limited

Bona Film Group Limited (NASDAQ: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates twelve movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

About The Piacente Group

The Piacente Group, Inc. (“TPG”) is a full service investor relations and financial communications consulting firm with offices in New York, California and Beijing.  Representing a balanced portfolio of U.S. and China-based companies, TPG develops and implements strategic programs aimed at broadening investment community sponsorship through best practice execution.  Value-driven communications, proactive outreach to Wall Street, targeted media relations and innovative social media methodologies work in concert to market TPG clients’ securities before optimal investment audiences.

Please visit The Piacente Group at www.tpg-ir.com, Facebook and LinkedIn.  Follow us on Twitter at http://twitter.com/tpgir.

Safe Harbor Statement

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Contact Us

In China:

Ms. Lei Wang

Bona Film Group Limited

Tel: +86-10-5928-3663-264

Email: ir@bonafilm.cn

Wendy Sun

The Piacente Group, Inc.

Investor Relations

Tel: +86 10-6590-7991

Email: bona@tpg-ir.com

In the U.S.:

The Piacente Group, Inc.
Investor Relations
Brandi Floberg or Lee Roth
Tel: (212) 481-2050
Email: bona@tpg-ir.com